

NEWS RELEASE

FOR IMMEDIATE RELEASE

May 10, 2011

CAPITOL FEDERAL FINANCIAL, INC.
REPORTS SECOND QUARTER 2011 RESULTS

Topeka, KS - Capitol Federal Financial, Inc. (NASDAQ: CFFN) (the "Company") announced results today for the quarter ended March 31, 2011. Detailed results of the quarter are available in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, which is expected to be filed with the Securities and Exchange Commission ("SEC") on May 10, 2011 and posted on our website, http://ir.capfed.com.

Highlights for the quarter include:

- net income of $15.6 million,
- diluted earnings per share of $0.10,
- dividends paid of $0.68 per share,
- equity to total assets ratio of 19.8% at March 31, 2011,
- tangible equity to assets ratio of 14.7% at March 31, 2011 for Capitol Federal Savings Bank (the "Bank"), and
- non-performing loans to total loans ratio of 0.58% at March 31, 2011.

Comparison of Operating Results for the Quarters Ended March 31, 2011 and 2010

Net income for the quarter ended March 31, 2011 was $15.6 million compared to $14.7 million for the same period in the prior fiscal year. The $981 thousand increase between periods was due primarily to a decrease in the provision for credit losses of $2.7 million, partially offset by a $2.1 million decrease in net interest income.

The net interest margin for the current quarter was 1.70% compared to 2.09% for the same period in the prior fiscal year. The 39 basis point decrease in the net interest margin was due primarily to an increase in the average balance of interest-earning assets at lower yields compared to the prior year quarter. The increase in the average balance of interest-earning assets was primarily a result of the proceeds from the corporate reorganization in December 2010. The proceeds from the corporate reorganization were initially invested in cash, earning 25 basis points. The cash was deployed during the current quarter into higher yielding investment securities and mortgage-backed securities ("MBS"). The full impact of the investment securities and MBS purchases will be reflected in the net interest margin for the quarter ending June 30, 2011. Additionally, the net interest margin was reduced by approximately five basis points in the current quarter as a result of net deferred premium recognition related to loan modifications. Taking the security purchases and net deferred premium recognition into account, management anticipates the net interest margin will improve during the June 30, 2011 quarter as compared to the March 31, 2011 quarter.

Total interest and dividend income for the current quarter was $84.9 million compared to $93.7 million for the quarter ended March 31, 2010. The $8.8 million decrease was primarily a result of a decrease in interest income on loans receivable due to a $275.6 million decrease in the average balance of the portfolio, and a 41 basis point decrease in the weighted average yield to 4.80% for the current quarter. The decrease in the average balance was due to principal repayments outpacing originations and purchases between the two periods. The decrease in the weighted average yield was due primarily to a significant amount of loan modifications, refinances, and adjustable-rate mortgage loans repricing between periods, and, to a lesser extent, principal repayments of loans with higher yields than the remaining portfolio, and originations at market rates which were lower than the existing portfolio. Additionally, net deferred premium recognition related to modifications resulted in an eight basis point decrease in the weighted average yield of the loan portfolio during the current quarter.

Interest expense between periods decreased $6.6 million, to $44.4 million for the current quarter from $51.0 million for the prior year quarter. The decrease in interest expense was due primarily to a $3.7 million decrease in interest expense on deposits and a $2.3 million decrease in interest expense on Federal Home Loan Bank of Topeka ("FHLB") advances. The $3.7 million decrease in interest expense on deposits was due primarily to a decrease in the weighted average rate paid on the certificate of deposit portfolio, as the portfolio continued to reprice to lower market rates. The $2.3 million decrease in interest expense on FHLB advances was due primarily to a 32 basis point decrease in the weighted average rate, due to the refinance and renewal of maturing FHLB advances between the two periods, at rates lower than the existing advances.

The Company recorded a provision for credit losses of $520 thousand during the current quarter, compared to a provision of $3.2 million for the prior year quarter. The provision recorded in the current quarter was due primarily to the increase in and establishment of SVAs, primarily on purchased loans.

Comparison of Operating Results for the Six Months Ended March 31, 2011 and 2010

Net income for the six months ended March 31, 2011 was $4.4 million, compared to $35.6 million for the same period in the prior fiscal year. The $31.2 million decrease in the current period was due primarily to the $40.0 million ($26.0 million, net of income tax benefit) contribution to the Foundation in connection with the corporate reorganization. Additionally, other income decreased $7.2 million and net interest income decreased $6.9 million between periods. These decreases were partially offset by an $18.1 million decrease in income tax expense and a $5.1 million decrease in provision for credit losses between periods.

The following table presents selected financial results and performance ratios for the Company for the six months ended March 31, 2011. Because of the magnitude and non-recurring nature of the $40.0 million contribution to the Foundation in connection with the corporate reorganization, management believes it is important for comparability purposes to present selected financial results and performance ratios excluding the contribution to the Foundation. **The adjusted financial results and ratios are not presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").**

	For the Six Months Ended March 31, 2011		
	Actual (GAAP)	Contribution to Foundation	Adjusted [1] (Non-GAAP)
	(Dollars in thousands, except per share data)		
Net (loss) income[2]	$4,378	($26,000)	$30,378
Operating expenses	86,193	40,000	46,193
Basic (loss) earnings per share	0.03	(0.16)	0.19
Diluted (loss) earnings per share	0.03	(0.16)	0.19
Return on average assets (annualized)	0.09 %	(0.57) %	0.66%
Return on average equity (annualized)	0.57	(3.36)	3.93
Efficiency ratio	92.66 %	43.00 %	49.66%

[1] The adjusted financial results and ratios are not presented in accordance with GAAP as the amounts and ratios exclude the effect of the contribution to the Foundation, net of income tax benefit.

[2] The contribution to the Foundation of $26.0 million takes into account the $14.0 million income tax benefit associated with the $40.0 million contribution.

Total interest and dividend income for the six months ended March 31, 2011 was $172.2 million compared to $192.6 million for the six months ended March 31, 2010. The $20.4 million decrease was primarily a result of decreases in interest income on loans receivable of $17.3 million and MBS of $6.6 million, partially offset by an increase in interest income on investment securities of $3.2 million. The $17.3 million decrease in interest income on loans receivable was the result of a $345.3 million decrease in the average balance of the portfolio and a decrease of 32 basis points in the weighted average yield to 4.97% for the period. The $6.6 million decrease in interest income on MBS was a result of a decrease of 60 basis points in the weighted average yield to 3.70% for the current six months and a $58.6 million decrease in the average balance of the portfolio. The $3.2 million increase in interest income on investment securities was primarily a result of an $847.2 million increase in the average balance, partially offset by a decrease in the average yield of 67 basis points to 1.28% for the current six month period.

Interest expense decreased $13.5 million, to $91.6 million for the current six month period from $105.1 million for the prior year period. The decrease in interest expense was due primarily to a decrease in interest expense on the certificate of deposit portfolio and FHLB advances. The weighted average rate paid on the certificate of deposit portfolio decreased 74 basis points between the two periods, from 2.84% for the prior year period to 2.10% for the current six month period. The decrease in interest expense on FHLB advances primarily was a result of the refinance and renewal of maturing FHLB advances between the two periods.

The Bank recorded a provision for credit losses of $1.2 million during the current six month period, compared to a provision of $6.3 million for the six months ended March 31, 2010. The provision recorded in the current six month period was largely a result of the increase in and establishment of SVAs, primarily on purchased loans.

Total other income was $12.5 million for the current six month period compared to $19.7 million for the prior year period. The $7.2 million decrease was due primarily to no gains on the sale of securities in the current six month period, compared to gains of $6.5 million in the prior year six month period. To a lesser extent, there was a decrease in retail fees of $1.4 million related to a decrease in overdraft charges as a result of Regulation E.

In response to amendments to Regulation E by the Federal Reserve Board, which prohibit a financial institution from charging consumers fees for paying overdrafts on ATM and one-time debit card transactions unless the consumer consents or opts-in to this service, the Bank informed eligible accountholders of their options for handling these overdrafts and made related changes to its overdraft fee schedule during the fourth quarter of fiscal year 2010. As a result of the new fee schedule and the number of customers who elected to opt-in or opt-out, the Bank estimates, from the level of fees collected in the June 30, 2010 quarter, that its overdraft fee income will be reduced by approximately $3.3 million annually. Management is analyzing the Bank's deposit account fee structure and plans to make adjustments to the structure during fiscal year 2011 to mitigate the reduction in fee income. It is unlikely, however, that all of the lost revenue will be recovered.

Total other expenses for the six months ended March 31, 2011 were $86.2 million, compared to $45.9 million in the prior year period. The $40.3 million increase was due to a $40.0 million cash contribution to the Foundation in connection with the corporate reorganization.

Effective October 31, 2010, the Bank discontinued its debit card rewards program. The discontinuation of the program is estimated to result in a $1.5 million decrease in advertising and promotional expense for fiscal year 2011 compared to the prior fiscal year.

In February 2011, the FDIC adopted a new assessment structure for insured institutions. One of the significant changes includes using average total consolidated assets minus average tangible equity for the assessment base instead of average deposits and secured liabilities for the period. It is estimated the Bank will realize a reduction in its deposit insurance assessment of $2.9 million annually, beginning April 1, 2011. Pursuant to the Dodd-Frank Act, the FDIC has established 2.0% as the designated reserve ratio ("DRR"), that is, the ratio of the Deposit Insurance Fund to the insured deposit base. The FDIC has adopted a plan under which it will meet the statutory minimum DRR of 1.35% by September 30, 2020, the deadline imposed by the Dodd-Frank Act. The Dodd-Frank Act requires that institutions with assets of more than $10 billion bear the effect of the increase in the statutory minimum DRR to 1.35%, from the former statutory minimum of 1.15%. Although the Bank had less than $10 billion in assets as of March 31, 2011, in the event the Bank's asset size grows to at least $10 billion for four consecutive quarters, the effect of this provision of the Dodd-Frank Act may be to increase the Bank's cost of deposit insurance relative to institutions with less than $10 billion in assets.

A provision of the Dodd-Frank Act, commonly referred to as the "Durbin Amendment," directed the Federal Reserve Board to analyze the debit card payments system and fix the interchange rates based upon actual costs. The Federal Reserve Board has issued for comment its proposal to establish the interchange rate for all debit transactions at $0.12 each. The final rule, if adopted, will take effect on July 21, 2011. As a result of the high volume of comments received on the proposal, the Federal Reserve was unable to meet the April 21 deadline for issuing a final debit card interchange rule, but the provision's effective date remains July 21, 2011. The amount proposed by the Federal Reserve Board reflects only their estimate of the actual processing costs for the transactions, and does not include any margins for technology investments or credit losses in the system. The Durbin Amendment also has been challenged in Federal District Court on the grounds of being unconstitutional, and a hearing is pending. Based upon the Federal Reserve Board's proposed interchange rate and the Bank's transaction volume in fiscal year 2010, it is estimated that the Bank's related fee income will be reduced by $4.0 million annually from current levels, if the final rule is adopted as proposed.

Income tax expense for the current six month period was $1.3 million compared to $19.4 million for the prior year six month period. The decrease in income tax expense between the periods was primarily a result of the $40.0 million contribution to the Foundation, which resulted in $14.0 million of income tax benefit. The effective income tax rate for the current six month period was 22.6% compared to 35.3% for the prior year six month period. The decrease in the effective tax rate between periods was due primarily to a $686 thousand tax return to tax provision adjustment related to income tax expense recognized in the prior years. Excluding that adjustment, the effective income tax rate would have been 34.8% for the current six month period. Management anticipates the effective tax rate for the current fiscal year and fiscal year 2012 to be approximately 33% and 36%, respectively.

The following is a reconciliation of the basic and diluted earnings per share calculations for the time periods noted.

	For the Three Months Ended March 31,		For the Six Months Ended March 31,	
	2011	2010	2011	2010
	(in thousands, except share and per share data)			
Net income [1]	$ 15,636	$ 14,655	$ 4,378	$ 35,635
Average common shares outstanding	161,381,230	165,618,743	163,483,221	165,736,922
Average committed ESOP shares outstanding	118,565	115,381	59,274	57,683
Total basic average common shares outstanding	161,499,795	165,734,124	163,542,495	165,794,605
Effect of dilutive Recognition and Retention Plan ("RRP") shares	2,104	5,851	3,250	9,020
Effect of dilutive stock options	5,475	59,014	5,005	43,632
Total diluted average common shares outstanding	161,507,374	165,798,989	163,550,750	165,847,257
Net earnings per share:				
Basic [2]	$ 0.10	$ 0.09	$ 0.03	$ 0.22
Diluted [2]	$ 0.10	$ 0.09	$ 0.03	$ 0.22
Antidilutive stock options and RRP shares excluded from the diluted average common shares outstanding calculation	902,945	354,839	902,939	645,946

(1) Net income available to participating securities (unvested RRP shares) was inconsequential for the three and six months ended March 31, 2011 and March 31, 2010.

(2) All earnings per share information prior to the corporate reorganization in December 2010 have been revised to reflect the 2.2637 exchange ratio.

The following table provides a summarized income statement and selected financial ratios for the time periods noted.

	For the Three Months Ended		
	March 31, 2011	December 31, 2010	March 31, 2010
	(Dollars in thousands, except per share amounts)		
Interest and dividend income:			
Loans receivable	$ 61,554	$ 65,943	$ 70,315
MBS	17,320	15,440	18,627
Investment securities	4,743	4,775	3,726
Other interest and dividend income	1,324	1,089	1,039
Total interest and dividend income	84,941	87,247	93,707
Interest expense:			
FHLB advances	21,968	23,131	24,299
Deposits	16,069	17,381	19,776
Other borrowings	6,348	6,730	6,949
Total interest expense	44,385	47,242	51,024
Provision for credit losses	520	650	3,200
Net interest income			
(after provision for credit losses)	40,036	39,355	39,483
Other income	6,144	6,317	6,536
Other expenses	22,855	63,338	23,100
Income tax expense (benefit)	7,689	(6,408)	8,264
Net income (loss)	$ 15,636	$ (11,258)	$ 14,655
Efficiency ratio	48.94%	136.73%	46.93%
Basic earnings (loss) per share [1]	$ 0.10	$ (0.07)	$ 0.09
Diluted earnings (loss) per share [1]	0.10	(0.07)	0.09

(1) All earnings per share information has been revised to reflect the 2.2637 exchange ratio due to the corporate reorganization in December 2010.

Financial Condition as of March 31, 2011

Total assets increased $1.24 billion, from $8.49 billion at September 30, 2010 to $9.73 billion at March 31, 2011, due primarily to the proceeds from the corporate reorganization completed in December 2010. The increase in assets was primarily a result of an increase in securities, the majority of which were purchased with proceeds from the stock offering. Capitol Federal Financial, Inc., at the holding company level, used the net stock offering proceeds to purchase short-term securities during the current quarter. These securities have laddered maturities in order to provide cash flows that can be used to repurchase stock, when allowed by federal banking regulations, or that can be reinvested into higher yielding assets if interest rates rise. The yields on these securities are less than the yields on the Bank's current investment portfolio due to the lower interest rate environment and the short-term nature of the securities. The net stock offering proceeds received by the Bank were primarily used to purchase securities according to the Bank's current investment strategy. The intent of the Bank's investment portfolio is to create a steady stream of cash flows that can be redeployed into other assets as the Bank grows the loan portfolio or reinvested into higher yielding assets should interest rates rise. These securities have a lower interest rate risk profile than the Bank's long-term fixed-rate mortgage portfolio and were purchased to help shorten the overall duration of the Bank's total assets.

The balance of loans 30 to 89 days delinquent decreased $1.7 million from $24.7 million at September 30, 2010 to $23.0 million at March 31, 2011. Non-performing loans decreased $2.5 million from $32.0 million at September 30, 2010 to $29.5 million at March 31, 2011. The balance of 30 to 89 days delinquent loans and non-performing loans continues to remain at historically high levels due to the continued elevated level of unemployment coupled with the decline in real estate activity and values, particularly in some of the states in which we have purchased loans. Our ratio of non-performing loans to total loans decreased from 0.62% at September 30, 2010 to 0.58% at March 31, 2011. Our ratio of non-performing assets to total assets decreased from 0.49% at September 30, 2010 to 0.42% at March 31, 2011.

Total liabilities increased $281.5 million from $7.53 billion at September 30, 2010 to $7.81 billion at March 31, 2011, due primarily to an increase in deposits of $324.9 million. The increase in deposits was primarily in the certificate of deposit and money market portfolios.

Stockholders' equity increased $964.4 million, from $962.0 million at September 30, 2010 to $1.93 billion at March 31, 2011. The increase was due primarily to the net stock offering proceeds of $1.13 billion from the corporate reorganization in December 2010, partially offset by dividends paid of $125.9 million.

We strive to enhance stockholder value while maintaining a strong capital position. We continue to provide returns to stockholders through our dividend payments. During the six months ended March 31, 2011, the Company paid $125.9 million in cash dividends. The $125.9 million consisted of cash dividends of $17.0 million paid prior to the corporate reorganization, and $108.9 million paid since the corporate reorganization. The $17.0 million consisted of a quarterly dividend of $10.6 million and a special dividend of $6.4 million related to fiscal year 2010 earnings, per the Company's prior dividend policy. The $108.9 million consisted of a quarterly dividend of $12.1 million and the one-time special cash dividend (welcome dividend) of $96.8 million. In April 2011, the Company declared a quarterly cash dividend of $0.075 per share, which will equate to $12.1 million, payable May 20, 2011 to stockholders of record as of May 6, 2011. Dividend payments depend upon a number of factors including the Company's financial condition and results of operations, the Bank's regulatory capital requirements, regulatory limitations on the Bank's ability to make capital distributions to the Company, and the amount of cash at the holding company. At March 31, 2011, Capitol Federal Financial, Inc., at the holding company level, had $112.1 million on deposit with the Bank and $405.0 million in investment securities with a weighted average life of 1.02 years.

Consistent with our goal to operate a sound and profitable financial organization, we actively seek to maintain a "well-capitalized" status in accordance with regulatory standards. As of March 31, 2011, the Bank exceeded all capital requirements of the Office of Thrift Supervision. The following table presents the Bank's regulatory capital ratios at March 31, 2011 based upon regulatory guidelines.

	Bank Ratios	Regulatory Requirement For "Well-Capitalized" Status
Tangible equity	14.7%	N/A
Tier 1 (core) capital	14.7%	5.0%
Tier 1 (core) risk-based capital	37.7%	6.0%
Total risk-based capital	38.0%	10.0%

A reconciliation of the Bank's equity under GAAP to regulatory capital amounts as of March 31, 2011 is as follows (dollars in thousands):

Total Bank equity as reported under GAAP	$ 1,389,878
Unrealized gains of available-for-sale ("AFS") securities	(26,643)
Other	(296)
Total tangible and core capital	1,362,939
Allowance for credit losses [1]	10,636
Total risk-based capital	$ 1,373,575

[1] This amount represents the general valuation allowances calculated using the formula analysis. Specific valuation allowances are netted against the related loan balance on the Thrift Financial Report and are therefore not included in this amount.

The following table provides a summarized consolidated balance sheet and selected balance sheet ratios at the period ends noted.

	Balance at		
	March 31, 2011	December 31, 2010	September 30, 2010
	(Dollars in thousands, except per share amounts)		
Total assets	$ 9,733,111	$ 9,798,294	$ 8,487,130
Cash and cash equivalents	122,002	1,329,861	65,217
AFS securities	1,250,153	923,125	1,060,366
Held-to-maturity securities	2,953,661	2,119,826	1,880,154
Loans receivable, net	5,096,615	5,121,018	5,168,202
Capital stock of FHLB	122,651	121,768	120,866
Deposits	4,711,189	4,682,101	4,386,310
Advances from FHLB	2,351,863	2,350,126	2,348,371
Other borrowings	643,609	668,609	668,609
Stockholders' equity	1,926,409	2,018,973	961,950
Equity to total assets at end of period	19.8%	20.6%	11.3%
Bank tangible equity ratio	14.7%	13.9%	9.8%
Book value per share	$ 11.92	$ 12.50	$ 13.11

The following table presents a reconciliation of total and net shares outstanding as of March 31, 2011. Net shares outstanding are used in the calculation of book value per share.

Total shares sold	118,150,000
Existing shares converted (21,799,861 x 2.2637)	49,348,345
Less fractional shares	(4,737)
Total shares outstanding	167,493,608
Less unallocated ESOP and RRP shares	(5,855,036)
Net shares outstanding	161,638,572

Capitol Federal Financial, Inc. is the holding company for Capitol Federal Savings Bank. Capitol Federal Savings Bank has 46 branch locations in Kansas and Missouri. Capitol Federal Savings Bank is one of the largest residential lenders in the State of Kansas.

News and other information about the Company can be found on the Internet at the Bank's website, http://www.capfed.com.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which would affect the ability of the Capitol Federal Financial, Inc. to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in Capitol Federal Financial Inc.'s SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent Capitol Federal Financial, Inc.'s judgment as of the date of this release. Capitol Federal Financial, Inc. disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President,	Executive Vice President,
Investor Relations	Chief Financial Officer and Treasurer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com